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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

MONTPELIER RE HOLDINGS LTD. (Name of Issuer)
Common Shares, par value 1/6 of a cent per share (Title of Class of securities)
G62185 10 6 (CUSIP Number)

Robert Seelig, Esq. Vice President and General Counsel White Mountains Insurance Group, Ltd.
80 South Main Street Hanover, New Hampshire 03755 (603) 640-2200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)
March 15, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Continued on following pages)

CUSIP No.            G62185 10 6

1.	Names of Reporting Persons. White Mountains Insurance Group, Ltd. I.R.S. Identification Nos. of above persons (entities only) 94-2708455

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 13,472,357.5*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 13,472,357.5*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,472,357.5*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.1%*

14.	Type of Reporting Person (See Instructions) HC, CO

*
The reporting person currently owns no shares of record of Common Stock, par value 1/6 cent per share of Montpelier Re Holdings Ltd. (the "Issuer") and beneficially owns (through wholly owned affiliates) 6,300,000 shares of Common Stock of the Issuer and non-voting warrants to acquire 7,172,357.5 shares of Common Stock of the Issuer at a price of $16.67 per share through January 3, 2012 which are currently exercisable. The Issuer's By-laws reduce the total voting power of any shareholder owning more than 9.5% of its shares of Common Stock to 9.5% of the total voting power of all shares of Common Stock as further described in Item 5(b) to this Schedule 13D.

  CUSIP No.            G62185 10 6

1.	Names of Reporting Persons. Fund American Reinsurance Company, Ltd. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 5,846,683.6*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,846,683.6*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,846,683.6*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%*

14.	Type of Reporting Person (See Instructions) IC, CO

*
The amounts shown in rows (8), (10) and (11) consist of non-voting warrants to acquire 5,846,683.6 shares of Common Stock of the Issuer at a price of $16.67 per share through January 3, 2012 which are currently exercisable.

  CUSIP No.            G62185 10 6

1.	Names of Reporting Persons. OneBeacon Insurance Company I.R.S. Identification Nos. of above persons (entities only) 23-1502700

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 3,600,000*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 3,600,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%*

14.	Type of Reporting Person (See Instructions) IC, CO

*
The Issuer's By-laws reduce the total voting power of any shareholder owning more than 9.5% of its shares of Common Stock to 9.5% of the total voting power of all shares of Common Stock as further described in Item 5(b) to this Schedule 13D.

  CUSIP No.            G62185 10 6

1.	Names of Reporting Persons. Pennsylvania General Insurance Company I.R.S. Identification Nos. of above persons (entities only) 23-1471444

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 1,800,000*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IC, CO

*
The Issuer's By-laws reduce the total voting power of any shareholder owning more than 9.5% of its shares of Common Stock to 9.5% of the total voting power of all shares of Common Stock as further described in Item 5(b) to this Schedule 13D.

  CUSIP No.            G62185 10 6

1.	Names of Reporting Persons. The Camden Fire Insurance Association I.R.S. Identification Nos. of above persons (entities only) 21-0418860

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 900,000*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%*

14.	Type of Reporting Person (See Instructions) IC, CO

*
The Issuer's By-laws reduce the total voting power of any shareholder owning more than 9.5% of its shares of Common Stock to 9.5% of the total voting power of all shares of Common Stock as further described in Item 5(b) to this Schedule 13D.

  CUSIP No.            G62185 10 6

1.	Names of Reporting Persons. White Mountains Re Group, Ltd. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 883,782.6*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 883,782.6*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,782.6*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 1.3%*

14.	Type of Reporting Person (See Instructions) HC, CO

*
The amounts shown in rows (8), (10) and (11) consist of non-voting warrants to acquire 883,782.6 shares of Common Stock of the Issuer at a price of $16.67 per share through January 3, 2012 which are currently exercisable.

  CUSIP No.            G62185 10 6

1.	Names of Reporting Persons. Folksamerica Reinsurance Company I.R.S. Identification Nos. of above persons (entities only) 13-2997499

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization New York

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 441,891.3*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 441,891.3*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,891.3*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%*

14.	Type of Reporting Person (See Instructions) IC, CO

*
The amounts shown in rows (8), (10) and (11) consist of non-voting warrants to acquire 441,891.3 shares of Common Stock of the Issuer at a price of $16.67 per share through January 3, 2012 which are currently exercisable.

Introduction

        This Amendment No. 1 amends the original Schedule 13D ("Original Schedule 13D") dated March 24, 2003 and is filed by the Reporting Persons (as defined herein) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. References in the Original Schedule 13D shall hereby be amended to refer to the Reporting Persons set forth in Item 2, below.

        The Reporting Persons are filing this Amendment No. 1 as a result of certain inter-company transfers of warrants to purchase shares of Common Stock of the Issuer. On March 15, 2004, following the acquisition by FA Re of 2,390,785.5 warrants ("Warrants") to purchase shares of common stock of the Issuer (as described in the Original 13D), Fund American Reinsurance Company, Ltd. ("FA Re") transferred 883,782.6 Warrants to White Mountains Re Group, Ltd. ("WMRG") and 441,891.3 Warrants to Folksamerica Reinsurance Company ("FRC"). Such Warrants were transferred in full satisfaction of inter-company loans made by each of WMRG and FRC to FA Re at the time of FA Re's initial acquisition of 2,390,785.5 Warrants. Each of FA Re, WMRG and FRC are wholly owned subsidiaries of White Mountains Insurance Group, Ltd. White Mountains Insurance Group, Ltd.'s aggregate beneficial ownership of Common Stock and Warrants to acquire Common Stock of the Issuer did not change as a result of the transactions described herein.

Item 2. Identity and Background

        (a)-(f)  The names of the persons filing Amendment No. 1 to the Original Schedule 13D are White Mountains Insurance Group, Ltd., a Bermuda company ("WTM"), Fund American Reinsurance Company, Ltd., a Bermuda company ("FA Re"), OneBeacon Insurance Company, a Pennsylvania corporation ("OBIC"), Pennsylvania General Insurance Company, a Pennsylvania corporation ("PGIC"), The Camden Fire Insurance Association, a New Jersey corporation ("CFIA"), White Mountains Re Group, Ltd. ("WMRG"), a Bermuda corporation and Folksamerica Reinsurance Company ("FRC"), a New York corporation. WTM, FA Re, OBIC, PGIC, CFIA, WMRG and FRC are collectively referred to herein as the "Reporting Persons". FA Re, OBIC, PGIC, CFIA, WMRG and FRC are indirect wholly owned subsidiaries of WTM.

        The information provided in Item 2 of the Original Schedule 13D shall hereby be amended by the addition of the information with respect to WMRG and FRC set forth below.

        WMRG is a holding company. WMRG's headquarters and principal executive office and registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda. Set forth in Schedule A attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of WMRG's directors and executive officers. During the last five years, neither WMRG nor, to WMRG's knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither WMRG nor, to WMRG's knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        FRC's principal business is property and casualty reinsurance. FRC's headquarters and principal executive office and statutory home office is located at One Liberty Plaza, New York, New York 10006. Set forth in Schedule B attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted)

and citizenship of each of FRC's directors and executive officers. During the last five years, neither FRC nor, to FRC's knowledge, any person named in Schedule B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither FRC nor, to FRC's knowledge, any person named in Schedule B hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

        (a)   The Reporting Persons beneficially own 13,472,357.5 shares of Common Stock of the Issuer, representing approximately 19.1% of the issued and outstanding shares of Common Stock of the Issuer, based on the Issuer's representation that there were 63,392,597 shares of Common Stock of the Issuer outstanding as of March 1, 2004. The Reporting Persons aggregate beneficial ownership of Common Stock of the Issuer has not changed as a result of the transactions described in this Amendment No. 1 from the aggregate ownership set forth in the Original Schedule 13D.

        WTM owns no shares of record of Common Stock of the Issuer and beneficially owns (through FA Re, OBIC, PGIC and CFIA, which are indirect wholly owned subsidiaries of WTM) 6,300,000 shares of Common Stock of the Issuer and non-voting warrants to acquire 7,172,357.5 shares of Common Stock of the Issuer at a price of $16.67 per share through January 3, 2012 which were currently exercisable. FA Re beneficially owns non-voting warrants to acquire 5,846,683.6 shares of Common Stock of the Issuer, representing approximately 8.3% of the issued and outstanding shares of Common Stock of the Issuer, at a price of $16.67 per share through January 3, 2012 which were currently exercisable. WMRG beneficially owns non-voting warrants to acquire 883,782.6 shares of Common Stock of the Issuer, representing approximately 1.3% of the issued and outstanding shares of Common Stock of the Issuer, at a price of $16.67 per share through January 3, 2012 which were currently exercisable. FRC beneficially owns non-voting warrants to acquire 441,891.3 shares of Common Stock of the Issuer, representing less than 1% of the issued and outstanding shares of Common Stock of the Issuer, at a price of $16.67 per share through January 3, 2012 which were currently exercisable. OBIC beneficially owns 3,600,000 shares of Common Stock of the Issuer, representing approximately 5.7% of the issued and outstanding shares of Common Stock of the Issuer. PGIC beneficially owns 1,800,000 shares of Common Stock of the Issuer, representing approximately 2.8% of the issued and outstanding shares of Common Stock of the Issuer. CFIA beneficially owns 900,000 shares of Common Stock of the Issuer, representing approximately 1.4% of the issued and outstanding shares of Common Stock of the Issuer.

        None of the persons set forth in Schedules A and B beneficially own any shares of Common Stock of the Issuer.

        (b)   Subject to the foregoing paragraph, the Reporting Persons beneficially own 13,472,357.5 shares of Common Stock of the Issuer as to which they have (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition. WTM owns no shares of record of Common Stock of the Issuer and beneficially owns 6,300,000 shares of Common Stock of the Issuer and non-voting warrants to acquire 7,172,357.5 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition. FA Re beneficially owns non-voting warrants to acquire 5,846,683.6 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition. WMRG beneficially owns non-voting warrants to acquire 883,782.6 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition. FRC beneficially owns non-voting warrants to acquire 441,891.3 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition. OBIC beneficially owns

3,600,000 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition. PGIC beneficially owns 1,800,000 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition. CFIA beneficially owns 900,000 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition.

Item 7. Material to Be Filed as Exhibits

        The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1.	Agreement dated as of March 31, 2004, among White Mountains Insurance Group, Ltd., Fund American Reinsurance Company, Ltd., OneBeacon Insurance Company, Pennsylvania General Insurance Company, The Camden Fire Insurance Association, White Mountains Re Group, Ltd and Folksamerica Reinsurance Company.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2004
WHITE MOUNTAINS INSURANCE GROUP, LTD.
	by	/s/ ROBERT SEELIG
	Name:	Robert Seelig
	Title:	Vice President and General Counsel
FUND AMERICAN REINSURANCE COMPANY, LTD.
	by	/s/ RAYMOND BARRETTE
	Name:	Raymond Barrette
	Title:	Vice President
ONEBEACON INSURANCE COMPANY
	by	/s/ JOHN CAVOORES
	Name:	John Cavoores
	Title:	President
PENNSYLVANIA GENERAL INSURANCE COMPANY
	by	/s/ JOHN CAVOORES
	Name:	John Cavoores
	Title:	President
THE CAMDEN FIRE INSURANCE ASSOCIATION
	by	/s/ JOHN CAVOORES
	Name:	John Cavoores
	Title:	President
WHITE MOUNTAINS RE GROUP, LTD.
	by	/s/ RAYMOND BARRETTE
	Name:	Raymond Barrette
	Title:	President
FOLKSAMERICA REINSURANCE COMPANY
	by	/s/ STEVEN E. FASS
	Name:	Steven E. Fass
	Title:	President and Chief Executive Officer

SCHEDULE A

        The following is a list of the executive officers and directors of White Mountains Re Group, Ltd. ("WMRG"), setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

        The residence or business address for each of the individuals listed below is White Mountains Re Group, Ltd., Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda.

Name/Citizenship	Position at WMRG	Present Principal Occupation or Employment*
Raymond Barrette	Director and President	President and Chief Executive Officer of WTM
Dennis Beaulieu	Director and Vice President	Corporate Secretary of WTM

SCHEDULE B

        The following is a list of the executive officers and directors of Folksamerica Reinsurance Company ("FRC"), setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

        The residence or business address for each of the individuals listed below is Folksamerica Reinsurance Company ("FRC"), One Liberty Plaza, New York, New York 10006.

Name/Citizenship	Position at FRC	Present Principal Occupation or Employment*
Steven E. Fass	Chairman, President and Chief Executive Officer	President and Chief Executive Officer of FRC
Donald A. Emeigh	Director and Executive Vice President	Executive Vice President of FRC
Peter B. Haley	Director and Senior Vice President	Senior Vice President of FRC
Elliot M. Kroll	Director	Attorney with Herrick, Feinstein LLP
Sol Kroll	Director	Retired
Paul A. Laderach	Director	Retired
Michael E. Maloney	Director, Executive Vice President	Executive Vice President of FRC
Edward J. Stanco	Director, Senior Vice President	Senior Vice President of FRC
Ronald C. Stanziale, Jr.	Director, Senior Vice President	Senior Vice President of FRC
Warren J. Trace	Director, Senior Vice President	Senior Vice President of FRC
Michael E. Tyburski	Director and Executive Vice President	Executive Vice President of FRC
James D. Wickwire, Jr.	Director, Senior Vice President	Senior Vice President of FRC
Daniel J. Wilson	Director, Senior Vice President	Senior Vice President of FRC

Exhibit Number	Exhibit Name
99.1	Agreement dated as of March 31, 2004, among White Mountains Insurance Group, Ltd., Fund American Reinsurance Company, Ltd., OneBeacon Insurance Company, Pennsylvania General Insurance Company, The Camden Fire Insurance Association, White Mountains Re Group, Ltd and Folksamerica Reinsurance Company.

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  Item 2. Identity and Background
  Item 5. Interest in Securities of the Issuer
  Item 7. Material to Be Filed as Exhibits
SIGNATURE
  SCHEDULE A
  SCHEDULE B